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filed with the Securities and Exchange Commission on September 19, 2005

FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

PetroKazakhstan Inc.
(Translation of registrant's name into English)

140-4th Avenue SW *1460,
Calgary Alberta,
Canada T2P 3N3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                             .

EXHIBIT LIST

Exhibit	Description of Exhibit
99.1	Notice of Special Meeting of Securityholders of PetroKazakhstan Inc., to be held on October 18, 2005.
99.2	Management Information Circular, dated September 16, 2005, relating to a Plan of Arrangement whereby 818 Acquisition Inc., an indirect wholly-owned subsidiary of CNPC International Ltd., will acquire all of the issued and outstanding Class A Common Shares of PetroKazakhstan Inc.
99.3	Form of Letter of Transmittal.
99.4	Form of Proxy for holders of Class A Common Shares of PetroKazakhstan Inc.
99.5	Form of Proxy for holders of options to purchase Class A Common Shares of PetroKazakhstan Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROKAZAKHSTAN INC. (Registrant)
By:	/s/ Anthony R. Peart Name: Anthony R. Peart Title: Senior Vice President, General Counsel and Corporate Secretary

Dated: September 19, 2005

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EXHIBIT LIST
SIGNATURES